Exhibit 99.4

FORM 8

NOTICE OF PROPOSED PROSPECTUS OFFERING

Please complete the following:

Name of Listed Issuer: Curaleaf Holdings, Inc. (the “Issuer”).

Trading Symbol: CURA

Date: September 28, 2023

Is this an updating or amending Notice:                   ☐ Yes               ☒ No

If yes provide date(s) of prior Notices:	.

Issued and Outstanding Securities of Issuer Prior to Proposed Prospectus Offering: 631,271,153

Date of News Release Announcing Proposed Prospectus Offering: September 27, 2023 and September 28, 2023. (or provide explanation if news release not disseminated yet and expected date or circumstances that are expected to trigger news release dissemination)

1.            Prospectus Offering

1.            Description of securities to be issued:

(a)	Class:	Subordinate Voting Shares	.
(b)	Number:	2,700,000	.
(c)	Price per security:	C$6.00 per Subordinate Voting Share	.
(d)	Voting rights:	1 vote per Subordinate Voting Share	.

2.            Provide details of the net proceeds to the Issuer as follows: 1

(a)	Per security:	C$5.81	.
(b)	Aggregate proceeds:	C$15,700,000	.

1 After deducting the underwriter's fee but before deducting the expenses of the offering payable by the Issuer, which will be paid from the proceeds of the offering.

FORM 8

NOTICE OF PROPOSED PROSPECTUS OFFERING

January 2015

3.	Provide description of any Warrants (or options) including:

	(a)	Number	.

(b)	Number of securities eligible to be purchased on exercise of Warrants (or options)	.

	(c)	Exercise price	.
	(d)	Expiry date	.
	(e)	Other significant terms	.

4.	Provide the following information if debt securities are to be issued:

	(a)	Aggregate principal amount	.
	(b)	Maturity date	.
	(c)	Interest rate	.
	(d)	Conversion terms	.
	(e)	Default provisions	.

5.	Details of currently issued and outstanding shares of each class of shares of the Issuer: 631,271,153 Subordinate Voting Shares and 93,970,705 Multiple Voting Shares.

6.	Describe any unusual particulars of the offering (i.e. tax “flow through” shares, special warrants, etc.).

N/A

7.	Provide details of the use of the proceeds: The Issuer is making the Offering: (i) to satisfy a condition required for a potential listing of the subordinate voting shares on the Toronto Stock Exchange and plans to use a portion of the proceeds of the Offering to fund working capital requirements of its international business operated by Curaleaf Holdings International; and (ii) for general corporate purposes of the Issuer.

FORM 8

NOTICE OF PROPOSED PROSPECTUS OFFERING

January 2015

8.	Provide particulars of any proceeds of the offering which are to be paid to Related Persons of the Issuer: N/A.

9.	Provide details of the amounts and sources of any other funds that will be available to the Issuer prior to or concurrently with the completion of the offering: N/A.

10.	Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the offering (including warrants, options, etc.):

(a)	Details of any dealer, agent, broker, finder or other person receiving compensation in connection with the offering (name, address, beneficial ownership where applicable):

Canaccord Genuity Corp., 40 Temperance Street, Suite 2100, Toronto, Ontario, M4H 0B5 (the "Underwriter")

(b)	Cash: 6% of the gross proceeds raised in respect of the Offering. The Underwriter fee will be reduced to 0% in respect of the Subordinate Voting Shares sold to certain purchasers that are on the president’s list, as agreed to between the Issuer and the Underwriter.

(d)	Other: Reimbursement of the Underwriter's out-of-pocket expenses, including legal expenses in an amount not to exceed $150,000, plus taxes and disbursements.

(e)	Expiry date of any options, warrants etc. N/A.

(f)	Exercise price of any options, warrants etc. N/A.

11.	State whether the sales agent, broker, dealer, finder, or other person receiving compensation in connection with the offering is a Related Person of the Issuer with details of the relationship: No.

12.	Provide details of the manner in which the securities being offered are to be distributed. Include details of agency agreements and sub-agency agreements outstanding or proposed to be made including any assignments or proposed assignments of any such agreements and any rights of first refusal on future offerings: The securities are being distributed pursuant to an underwriting agreement among the Issuer and the Underwriter dated September 28, 2023, a copy of which has been filed on SEDAR+.

13.	Attach any term sheet, engagement letter or other document setting out terms, conditions or features of the proposed offering.

FORM 8

NOTICE OF PROPOSED PROSPECTUS OFFERING

January 2015

(See attached term sheet)

FORM 8

NOTICE OF PROPOSED PROSPECTUS OFFERING

January 2015

Certificate Of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance on behalf of the Issuer.

2.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.

3.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 8 Notice of Proposed Prospectus Offering is true.

Dated September 29, 2023.

Peter Clateman
Name of Director or Senior Officer

(signed) “Peter Clateman”
Signature

Chief Legal Officer
Official Capacity

FORM 8

NOTICE OF PROPOSED PROSPECTUS OFFERING

January 2015

CURALEAF HOLDINGS, INC

OFFERING OF SUBORDINATE VOTING SHARES

C$16,200,000

SEPTEMBER 28, 2023

The Offered Securities (as hereinafter defined) will be offered by way of a prospectus supplement to a final base shelf prospectus in each of the provinces of Canada, other than Québec. A prospectus supplement containing important information relating to the Offered Securities has not yet been filed with the applicable Canadian securities regulatory authorities. A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the Offered Securities. Investors should read the final base shelf prospectus, any amendment and any applicable prospectus supplement for disclosure of those facts, especially risk factors relating to the Offered Securities, before making an investment decision.

Copies of the preliminary prospectus may be obtained from Canaccord Genuity Corp. at ecm@cgf.com.

The Offered Securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States (as such term is defined in Regulation S under the U.S. Securities Act) (the “United States”), and may not be offered or sold within the United States or to or for the account or benefit of a U.S. person (as defined in Regulation S under the U.S. Securities Act), except in transactions exempt from registration under the U.S. Securities Act and applicable U.S. state securities laws. This term sheet does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States or to or for the account or benefit of U.S. persons.

Issuer:	Curaleaf Holdings, Inc. (“Company”).

Issue:	Treasury offering of 2,700,000 Subordinate Voting Shares of the Company (the “Offered Securities”).

Size of Offering:	C$16,200,000 (the “Offering”).

Offering Price:	C$6.00 per Offered Security.

Terms:	Marketed offering pursuant to a supplement to the Company’s base shelf prospectus, subject to a formal underwriting agreement.

Offering Jurisdictions:	All provinces of Canada, other than Quebec, in the United States by way of private placement to qualified institutional buyers and outside of Canada and the United States on a private placement or equivalent basis.

Exchange Listings:	The Company’s existing Subordinate Voting Shares are listed on the Canadian Securities Exchange under the symbol “CURA” and are quoted on the OTCQX® Best Market under the symbol “CURLF”.

Eligibility:	The Offered Securities shall be eligible for RRSPs, RRIFs, RDSPs, RESPs, TFSAs, DPSPs and FHSAs.

Use of Proceeds:	To satisfy a condition required for a potential listing of the subordinate voting shares on the Toronto Stock Exchange and plans to use a portion of the proceeds of the Offering to fund working capital requirements of its international business operated by Curaleaf Holdings International and for general corporate purposes.

Commission:	6.0% of the gross proceeds raised in respect of the Offering in respect of proceeds received from purchasers other than those on the President’s List, for which there will be no commission paid.

Closing Date:	On or about October 3, 2023.

Bookrunner:	Canaccord Genuity Corp.

FORM 8

NOTICE OF PROPOSED PROSPECTUS OFFERING

January 2015